Filed by Carnival Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended

and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Commission File No.: 001-9610

The following is an excerpt relating to the proposed unification and redomiciliation transactions taken from the investor presentation used during Carnival Corporation and Carnival plc’s joint earnings conference call held on December 19, 2025.

1 Recommended Simplification of the Corporate Structure From: Dual Listed Company (DLC) Two companies: Carnival Corporation (NYSE) Carnival plc (LSE; NYSE) Two different stock exchanges and share prices Two share registers One company: Carnival Corporation (NYSE) (1) (With Carnival plc as wholly owned UK subsidiary) One stock exchange listing and unified share price One share register The company believes this will lead to greater liquidity, increased weighting in major U.S. stock indexes, streamlined governance and reporting, and reduced administrative costs To: Unified Listing (1) Legally registered as Carnival Corporation Ltd.

Additional Information on Recommended Simplification of Corporate Structure

CARNIVAL CORPORATION & PLC

Important Information for Investors and Stockholders

In connection with the proposed unification and redomiciliation transactions, Carnival Corporation plans to file with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4, containing a Proxy Statement/Prospectus relating to the proposed transactions (collectively, the "Proxy Statement"), and Carnival plc plans to file the Proxy Statement with the SEC. Investors and securityholders of Carnival Corporation and Carnival plc are urged to read the Registration Statement, the Proxy Statement and any other relevant documents filed with the SEC when they are available, because they contain, or will contain, important information about Carnival Corporation and Carnival plc, the proposed transactions and related matters. The final Proxy Statement will be mailed to shareholders of Carnival Corporation and Carnival plc. Investors and securityholders of Carnival Corporation and Carnival plc will be able to obtain copies of the Registration Statement and the Proxy Statement, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Carnival Corporation and Carnival plc, without charge, at the SEC's website (http://www.sec.gov). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication shall not constitute or form the basis of, and should not be relied on in connection with, any contract or investment decision in relation to the securities of Carnival Corporation or Carnival plc or any other entity.

Participants in the Solicitation

Carnival Corporation, Carnival plc and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Carnival Corporation's and Carnival plc's shareholders in respect of the proposed transactions under the rules of the SEC. Information regarding Carnival Corporation's and Carnival plc's directors and executive officers is available in Carnival Corporation's and Carnival plc's joint Annual Report on Form 10-K for the year ended November 30, 2024 and Carnival Corporation's and Carnival plc's joint proxy statement, dated February 28, 2025, for its 2025 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Carnival Corporation's securities by Carnival Corporation's directors or executive officers or Carnival plc's securities by Carnival plc's directors or executive officers from the amounts described in Carnival Corporation's and Carnival plc's 2025 joint proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Carnival Corporation's and Carnival plc's 2025 joint proxy statement and are available at the SEC's website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement, the Proxy Statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements herein regarding the proposed unification and redomiciliation transactions, future financial and operating results, benefits of the transactions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed unification and redomiciliation transactions and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental and court approvals of the transactions on the proposed terms and schedule, the failure of Carnival Corporation and Carnival plc shareholders to approve the transactions, the effects of industry, market, economic, political or regulatory conditions outside of the parties' control and the parties' ability to achieve the benefits from the proposed transactions. Additional factors that may affect future results are contained in Carnival Corporation's and Carnival plc's filings with the SEC, including Carnival Corporation's and Carnival plc's most recent joint Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC's website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and, except to the extent legally required, any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.

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